August 21, 2008

Via EDGAR

Mr. Jeffrey P. Riedler

United States Securities and Exchange Commission

Department of Corporate Finance

Mail Stop 6010

100 F Street, NE

Washington, DC 20549

Re:	Accentia Biopharmaceuticals, Inc.

Registration Statement on Form S-3 Filed July 3, 2008

File No. 333-152148

Dear Mr. Riedler:

On behalf of Accentia Biopharmaceuticals, Inc. (the “Company” or “we”), we submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), this letter in response to the Staff’s comments to registration statement on Form S-3 of the Company (the “Registration Statement”). The Staff’s comments are set forth in a letter dated August 6, 2008. For your convenience, we have recited the comments from the Staff in bold and have followed each comment with our response.

Payment to the investor and affiliates

1.	Please provide disclosure of the net proceeds to the issuer from the sale of the convertible debentures and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible debentures.

Response:

The total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible debentures are as follows:

Selling Security Holder	Net Proceeds to the Issuer from the convertible debentures	First year of possible payments to Selling Security Holders
Midsummer Investment, Ltd.	$1,500,000	$6,668,354.80
Lloyd I. Miller	$303,573	$1,349,682.10
Whitebox Convertible Arbitrage Partners, LP	$922,000	$4,098,980.69
Whitebox Hedged High Yield Partners, LP	$1,313,000	$5,837,230.65
Whitebox Intermarket Partners, LP	$219,000	$973,440.67
Pandora Select Partners, LP	$306,000	$1,360,335.71
Whitebox Special Opportunities Fund, Ltd.	$390,000	$1,733,753.57
GPC LIX, LLC	$219,000	$973,440.67
Guggenheim Portfolio Company XXXI, LLC	$131,000	$582,414.25
UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited	$325,000	$1,444,977.00
Cranshire Capital, L.P.	$392,432	$1,744,773.26
BridgePointe Master Fund Ltd.	$167,000	$742,339.33
BAM Opportunity Fund LP	$1,500,000	$6,668,354.80
RRC Bio Fund, LP	$105,600	$469,528.51
Hudson Bay Fund, LP	$12,550	$55,664.26
Hudson Bay Overseas Fund, LTD	$20,460	$90,817.82
Diamond Opportunity Fund, LLC	$10,000	$44,562.91
GCA Strategic Investment Fund Limited	$200,000	$889,164.24

Selling Security Holder	Net Proceeds to the Issuer from the convertible debentures	First year of possible payments to Selling Security Holders
Rosalind Capital Partners L.P.	$26,000	$49,059.30
BioHedge Holdings Limited	$11,000	$115,727.17
Rockmore Investment Master Fund Ltd.	$20,000	$88,772.82
Crescent International, Ltd.	$100,000	$444,582.12
Total	$8,238,615.00	$36,425,956.65

Based on the above, in the first year following the Private Placement, we could be required to pay to the Selling Shareholders an aggregate of $36,425,956.65 if we do not fulfill certain provisions of the Securities Purchase Agreement and Registration Rights Agreement, respectively and make six months worth of principal payments beginning January 1, 2009.

The above referenced amounts do not include the following potential payments:

•

If we fail to cause our transfer agent to transmit to each selling stockholder a certificate or certificates representing the common stock issuable upon conversion of the Debenture and exercise of Warrants, and if after such date such selling stockholder is required by its broker to purchase (in an open market transaction or otherwise) shares of common stock to deliver in satisfaction of a sale by the selling stockholder of common stock which the selling stockholder anticipated receiving in the form required (a “Buy-In”), then we shall pay in cash to such selling stockholder the amount by which (x) such selling stockholder’s total purchase price (including brokerage commissions, if any) for the shares of common stock so purchased exceeds (y) the amount obtained by multiplying (A) the number of shares at issue times (B) the price at which the sell order giving rise to such purchase obligation was executed. A similar provision exists with respect to the common stock underlying each of the warrants issued to the selling stockholders. We do not anticipate having to pay any amounts pursuant to this provision, but we are unable to estimate at this time if any such payments will be payable, or, if payable, the amount of such payments.

•

If any selling stockholder becomes involved in any proceeding by or against any person who is a stockholder (except as a result of sales, pledges, margin sales and similar transactions by such selling stockholder to or with any other stockholder), solely as a result of such selling stockholder’s acquisition of our securities, we will reimburse such selling stockholder for its legal and other expenses (including the cost of any investigation preparation and travel in connection therewith) incurred in connection therewith, as such expenses are incurred. We do not anticipate having to pay any amounts pursuant to this provision, but we are unable to estimate at this time if any such payments will be payable, or, if payable, the amount of such payments.

•

We have agreed to indemnify the selling stockholders for any losses they may incur as a result of any breach of any of the representations, warranties, covenants or agreements made by us in any of the transaction documents in the private placement or as a result of any action instituted against a selling stockholder with respect to the private placement, unless such action is based upon a breach of such selling stockholder’s obligations or any violations by the selling stockholder of state or federal securities laws or fraud, gross negligence, willful misconduct or malfeasance. We do not anticipate having to pay any amounts pursuant to this provision, but we are unable to estimate at this time if any such payments will be payable, or, if payable, the amount of such payments.

•

If at anytime during the period commencing from the six (6) month anniversary of the date hereof and ending at such time that all of the shares of common stock underlying the Debentures and Warrants may be sold without the requirement for the Company to be in compliance with Rule 144, and the company fails to satisfy the public information requirement of Rule 144, the Company will be required to pay to the investors an aggregate of 2% of such investors subscription amount on such date and on every thirtieth date thereafter.

Comparison of issuer proceeds to potential investor profit

2.	We note your response to our prior comment 5 and reissue that comment in part. Please provide – as a percentage- the total amount of all possible payments as disclosed in response to our prior Comment 2 divided by the net proceeds to the issuer from the sale of the convertible debentures, as well as, the amount of that resulting percentage averaged over the term of the convertible debentures.

Response:

Percentage of the total amount of all possible payments divided by the net proceeds to the issuer from the sale of the convertible debentures	1,033%
Percentage total amount of all possible payments divided by the net proceeds to the issuer from the sale of the convertible debentures averaged over the term of the convertible debentures	344%

Prior transactions between the issuer and the selling shareholders

3.	We note your response to our prior comment 6 and reissue that comment in part. Please revise your disclosure to provide the disclosure in tabular format as requested

Response:

Selling Security Holder	May 2006 PIPE (1)	September 2006 Debenture (2)	February 2007 Debenture (3)	January 2008 Preferred PIPE (4)
Midsummer Investment, Ltd.		X	X
Lloyd I. Miller			X
Whitebox Convertible Arbitrage Partners, LP		X	X
Whitebox Hedged High Yield Partners, LP		X	X
Whitebox Intermarket Partners, LP		X	X
Pandora Select Partners, LP		X	X
Whitebox Special Opportunities Fund, Ltd.			X
GPC LIX, LLC		X	X
Guggenheim Portfolio Company XXXI, LLC		X	X
UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited	X		X
Cranshire Capital, L.P.	X		X	X
BridgePointe Master Fund Ltd.			X	X
BAM Opportunity Fund LP				X
RRC Bio Fund, LP				X
Hudson Bay Fund, LP				X
Hudson Bay Overseas Fund, LTD				X
Diamond Opportunity Fund, LLC	X		X	X
GCA Strategic Investment Fund Limited			X	X
Rosalind Capital Partners L.P.				X
BioHedge Holdings Limited				X
Rockmore Investment Master Fund Ltd.		X	X	X
Crescent International, Ltd.	X		X
Rodman & Renshaw, LLC		X	X	X

(1) May 15, 2006 PIPE: $8,235,000 investment. Registration Statement effective – June 23, 2006

Common Shares outstanding prior to transaction: 31,217,277

Common Shares outstanding prior to transaction held by persons other than selling shareholders and affiliates: 21,638,992

Common Shares which were issued or issuable subject to the transaction: 2,470,500

Percentage of total issued shares held by non-affiliates of the Company and selling shareholders issued in offering: 11.4%

$6.79 Market price prior to transaction

$1.02 Market price on July 21, 2008

(2) September 29, 2006 Convertible Debenture: $25,000,000 investment. Registration Statement effective – November 17, 2006

Common Shares outstanding prior to transaction: 31,716,279

Common Shares outstanding prior to transaction held by persons other than selling shareholders and affiliates: 21,643,992

Common Shares which were issued or issuable subject to the transaction: 14,626,754

Percentage of total issued shares held by non-affiliates of the Company and selling shareholders issued in offering: 67.6%

$2.37 Market price prior to transaction

$1.02 Market price on July 21, 2008

(3) February 28, 2007 Convertible Debenture: $24,900,000 investment. Registration Statement effective – May 14, 2007

Common Shares outstanding prior to transaction: 32,750,090

Common Shares outstanding prior to transaction held by persons other than selling shareholders and affiliates: 21,951,502

Common Shares which were issued or issuable subject to the transaction: 17,165,847

Percentage of total issued shares held by non-affiliates of the Company and selling shareholders issued in offering: 64.5%

$3.83 Market price prior to transaction

$1.02 Market price on July 21, 2008

(4) January 18, 2008 Convertible Preferred Stock PIPE: $8,729,000 investment. Registration Statement effective – April 14, 2008

Common Shares outstanding prior to transaction: 43,180,576

Common Shares outstanding prior to transaction held by persons other than selling shareholders and affiliates: 23,111,277

Common Shares which were issued or issuable subject to the transaction: 8,336,668

Percentage of total issued shares held by non-affiliates of the Company and selling shareholders issued in offering: 36.1%

$2.63 Market price prior to transaction

$1.02 Market price on July 21, 2008

Comparison of registered shares to outstanding shares

4.	We note your response to our prior comment 7 and reissue that comment in part. Please explain to us how you have calculated the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements. We note that in the Form S-3 declared effective April 17, 2008, file no. 333-149045, you registered for resale 2,808,987 shares of common stock held by BAM Opportunity Fund LP. In the table you have provided in response to our prior comment 7, however, you state that you registered for resale 1,123,595 shares of common stock for BAM Opportunity Fund LP in prior registration statements.

Response:

Our previous calculation was incorrect as it pertained to the number of common stock shares registered for resale by the selling shareholder or affiliates of the selling shareholder in prior registration statements. We did not include the underlying common stock shares registered on behalf of the issued warrants to the selling shareholders in prior registration statements. We have corrected this error and it is reflected in our Response No. 5 below (last column).

5.	In the table you have provided in response to our prior comment 7, please disclose which transactions apply to the shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements.

Selling Security Holder	May 2006 PIPE	September 2006 Debenture	February 2007 Debenture	January 2008 Preferred PIPE	Total shares registered for resale by the Selling Shareholder in prior registration statements
Midsummer Investment, Ltd.		4,488,559	1,791,516		6,280,075
Lloyd I. Miller			688,286		688,286
Whitebox Convertible Arbitrage Partners, LP		1,683,210	472,145		2,155,355
Whitebox Hedged High Yield Partners, LP		1,683,210	671,868		2,355,078
Whitebox Intermarket Partners, LP		1,683,210	112,045		1,795,255
Pandora Select Partners, LP		392,751	156,783		549,534
Whitebox Special Opportunities Fund, Ltd.			199,723		199,723
GPC LIX, LLC		280,536	112,045		392,581
Guggenheim Portfolio Company XXXI, LLC		168,322	66,907		235,229
UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited	300,000		688,286		988,286
Cranshire Capital, L.P.	150,000		516,214		666,214
BridgePointe Master Fund Ltd.			1,032,429		1,032,429
BAM Opportunity Fund LP				2,808,987	2,808,987
RRC Bio Fund, LP				299,625	299,625
Hudson Bay Fund, LP				35,580	35,580
Hudson Bay Overseas Fund, LTD				58,052	58,052
Diamond Opportunity Fund, LLC	90,000		206,486		296,486
GCA Strategic Investment Fund Limited			1,032,429		1,032,429
Rosalind Capital Partners L.P.				73,032	73,032
BioHedge Holdings Limited				29,025	29,025
Rockmore Investment Master Fund Ltd.		561,070	284,950		846,020
Crescent International, Ltd.	90,000		481,800		571,800
Rodman & Renshaw, LLC		600,001	330,918		930,919

Response:

6.	Please confirm to us the amount of time that has passed since the selling shareholders or their affiliates completed the resale of the shares registered for resale in prior registration statements.

Response:

To our knowledge, none of the Selling Shareholders hold any shares that were issued under the prior registration statements. Please be further advised that approximately 15,358,037 common stock shares covered by the prior registration statements remain unissued and therefore are available for future issuance under convertible securities and/or warrants. However, all such shares when issued will be subject to resale without restriction under Rule 144, as opposed to pursuant to the prior registration statements, in connection with such issuances at the time of conversion or exercise.

If you have any questions, please contact the undersigned at 212-370-1300, or Samuel S. Duffey, the Company’s General Counsel, at 941-918-1251.

Very truly yours,

ELLENOFF GROSSMAN & SCHOLE LLP.

By:	/s/ David Selengut
David Selengut

cc:	Francis E. O’Donnell, Jr., M.D.

Samuel S. Duffey, Esq.